UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nautilus, Inc

(Name of Issuer)

Common

(Title of Class of Securities)

63910B102

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (how

SCHEDULE 13G

CUSIP No. 150602209

1	Names of Reporting Persons Namdar Family Holding LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [x]
(b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization
New York
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
2,000,621
	6	Shared Voting Power
0
	7	Sole Dispositive Power

2,000,621
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,000,621
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
6.2%
12	Type of Reporting Person (See Instructions)
OO

1	Names of Reporting Persons Igal Namdar
2	Check the appropriate box if a member of a Group (see instructions)
(a) [x]
(b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
3,178,769
	6	Shared Voting Power
0
	7	Sole Dispositive Power

3,178,769
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
3,178,769
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
9.9%
12	Type of Reporting Person (See Instructions)
IN, HC

1	Names of Reporting Persons Namdar Realty LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [x]
(b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,178,148
	6	Shared Voting Power
0
	7	Sole Dispositive Power

1,178,148
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,178,148
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
3.7%
12	Type of Reporting Person (See Instructions)
OO

Item 1.

(a) Name of Issuer: Nautilus, Inc.

(b) Address of Issuer's Principal Executive Offices: 44 South Bayles Avenue, Port Washington, New York 11050

Item 2.

(a) Name of Person Filing:

(1) Namdar Family Holding LLC

(2) Igal Namdar

(3) Namdar Realty LLC

(b) Address of Principal Business Office or, if None, Residence:

(1) 150 Great Neck Road, Suite 304, Great Neck, New York 11021

(2) 150 Great Neck Road, Suite 304, Great Neck, New York 11021

(3) 150 Great Neck Road, Suite 304, Great Neck, New York 11021

(c) Citizenship:

(1) New York

(2) United States

(3) New York

(d) Title and Class of Securities: Common Stock

(e) CUSIP No.: 63910B102

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: [N/A]

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k) ☐ A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §

240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 3,178,769

(b) Percent of class: 9.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: Namdar Family Holding LLC: 2,000,621; Igal Namdar: 3,178,769;

Namdar Realty LLC: 1,178,148

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: Namdar Family Holding LLC: 2,000,621; Igal Namdar:

3,178,769; Namdar Realty LLC: 1,178,148

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following __ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

NA

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

NA

Item 8. Identification and Classification of Members of the Group

NA

Item 9. Notice of Dissolution of Group

NA

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2023

/s/ Kim D. Larsen

Kim D. Larsen, attorney-in-fact for Namdar Family Holding LLC, Namdar Realty LLC, and Igal Namdar

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

 Exhibit Index

Exhibit No.	Description
99.1	Power of Attorney Namdar Family Holding LLC
99.2	Power of Attorney Igal Namdar
99.3	Power of Attorney Namdar Realty LLC